EXHIBIT 99.12

RECONCILIATION TO UNITED STATES GAAP
(in thousands of dollars, except per share amounts)

Claude Resources Inc - Reconciliation to United States GAAP

The consolidated financial statements of Claude Resources Inc. (“Claude” or the “Company”) are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

a)  Balance Sheets

	2010	2009

Mineral Properties – under Canadian GAAP	$116,336	$94,277
Cumulative exploration expenditures expensed under U.S. GAAP (i)	(60,960)	(47,631)
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative depreciation and depletion adjustment (iii)	1,741	1,720
Mineral Properties – under U.S. GAAP	$55,292	$46,541

Payables and accrued liabilities – under Canadian GAAP	$5,537	$4,100
Cumulative liability for flow-through shares (v)	-	326
Payables and accrued liabilities - under U.S. GAAP	$5,537	$4,426

Future tax liability – under Canadian GAAP	$1,975	$-
Income tax effect of adjustments (v)	(1,975)	-
Future tax liability - under U.S. GAAP	$-	$-

Shareholders’ equity
Share capital – under Canadian GAAP	$117,974	$111,957
Reduction of stated capital (iv)	55,000	55,000
Adjustment for flow-through shares (v)	9,575	7,964
Adjustment for flow-through share premiums (v)	(4,462)	(4,462)
Income tax adjustment (v)	(60)	-
Share capital – under U.S. GAAP	178,027	170,459

Contributed Surplus
Contributed Surplus – Under Canadian GAAP	2,754	2,465
Cumulative stock compensation costs implementation of FAS 123	(25)	(25)
Contributed Surplus – under U.S. GAAP	2,729	2,440

Retained earnings (deficit) – under Canadian GAAP	1,457	(4,361)
Reduction of stated capital (iv)	(55,000)	(55,000)
Cumulative exploration expenses (i)	(60,960)	(47,631)
Cumulative depreciation and depletion adjustment (iii)	1,741	1,720
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative stock compensation costs implementation of FAS 123	25	25
Cumulative impact of flow-through shares (v)	(7,964)	(7,964)
Cumulative renunciation of tax deductions on flow-through shares (v)	4,462	4,136
Deficit – under U.S. GAAP	(118,064)	(110,900)

Accumulated other comprehensive income – Under Canada GAAP	2,753	34
Income tax adjustment (v)	424	-
Accumulated other comprehensive income – Under U.S. GAAP	3,177	34
Shareholders’ equity - under U.S. GAAP	$65,869	$62,033

b)  Statements of Earnings (Loss)

	2010	2009

Net earnings (loss) – under Canadian GAAP	$5,818	$(6,257)
Exploration expenditures (i)	(13,329)	(12,380)
Depreciation and depletion on Santoy 7 (ii)	-	2,835
Depreciation and depletion adjustment on write down (iii)	21	37
Income tax provision adjustments (v):
Renunciation of tax deductions on flow-through shares	326	-
Net earnings (loss) – under U.S. GAAP	(7,164)	(15,765)

Other comprehensive income – under Canadian GAAP	$2,719	$566
Income tax provision adjustments (v)	424	-
Comprehensive loss under U.S. GAAP	3,143	566

Net loss per share under U.S. GAAP
Basic and diluted
Net earnings (loss)	$(0.05)	$(0.15)

c) A description of certain differences between Canadian GAAP and U.S. GAAP follows:

i) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are capitalized in accordance with Canadian GAAP as disclosed in Note 1 to the consolidated financial statements. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, development costs of the property are capitalized.  Exploration properties with a net book value of $60,960 (2009 - $47,631) have been expensed for U.S. GAAP purposes.

ii) Commercial Production of Santoy 7

During 2007, the Company’s Santoy 7 project achieved commercial production.  Exploration costs of $6,057 capitalized for Canadian GAAP purposes were reclassified to mine development costs.  Commercial production of Santoy 7 was completed during 2009.

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $40,000 in 2001 and $15,000 in 1994. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000 with a corresponding increase in the Company’s deficit balance.

v) Income Taxes

Flow-through shares:

Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. In 2010, $326 (2009 - $nil) was recognized in earnings due to the renunciation of tax pools.  Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance.  In 2010, for Canadian GAAP purposes, the Company recorded a future tax liability for income tax benefits renounced of $1,611 (2009 - $ nil).

Tax effect of non-income amounts:

Under Canadian GAAP, the tax benefit of previously unrecognized future income tax assets that are recognized because of amounts reported in other comprehensive income are recognized in net income.  Under U.S. GAAP, these amounts are recorded in other comprehensive income.